Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June. 30,		Six Months ended June. 30,
	2004	2003	2004	2003

Computation of loss per common share:

Net loss applicable to common shares	$(1,263,529)	$(696,056)	$(2,375,170)	$(1,467,025)

Weighted average number of common shares	96,536,111	85,552,973	96,273,901	82,661,901

Net income (loss) per common share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.